Exhibit (a)(1)(J)
Agreement to Terms of Election (4 screenshots)
Agreement to Terms of Election
1. As soon as practicable after the Amendment Date. Lam will return to me a final and completed Amendment to Stock Option Agreement with the adjusted exercise price for each amended option and Promise to Make Cash Payment that shows the dollar amount of the Cash Payment to which I will be entitled with respect to my Eligible Options.
2. If I cease to remain employed by Lam or any affiliated entity after I tender my Eligible Options but before Lam accepts these options for amendment, my Eligible Options will not be amended and I will not become entitled to any Cash Payment.
3. Until the Expiration Date I will have the right to change my election with respect to my Eligible Options. However, after that date I will have no further right to change my election with respect to my Eligible Options unless Lam does not accept my tendered Eligible Options before May 29, 2008, the 40th business day after commencement of the Offer. In that event I may revoke my election with respect to my tendered Eligible Options at any time prior to Lam’s acceptance of these options for amendment pursuant to the Offer.
4. The tender of my Eligible Options pursuant to the procedure described in Section 5 of the Offer and the Instructions to this Election Form will constitute my acceptance of all of the terms and conditions of the Offer Lam’s acceptance of my tendered Eligible Options for amendment pursuant to the Offer will constitute a binding agreement between Lam and me in accordance with the terms and subject to the conditions of the Offer.
5. I am the registered holder of the Eligible Options tendered hereby and my name employee identification number and other information appearing on the cover page of this Election Form are true and correct.
6. I am not required to tender my Eligible Options pursuant to the Offer. However, if I do not tender such options or if those options are not otherwise amended pursuant to the Offer, then I must take other action on my own with respect to those options in order to bring those options into compliance with Section 409A of the Internal Revenue Code and

Offer, then I must take other action on my own with respect to those options in order to bring those options into compliance with Section 409A of the Internal Revenue Code and thereby avoid adverse tax consequences.
7. Lam cannot give me legal tax or investment advice with respect to the Offer and has advised me to consult my own legal tax and investment advisor as to the consequences of participating or not participating in the Offer.
8. Under certain circumstances set forth in the Offer document Lam may terminate or amend the Offer and postpone acceptance and amendment of the tendered Eligible Options. In the event the Eligible Options tendered herewith are not accepted for amendment these options will be returned to me promptly following the expiration or termination of the Offer.
9. I understand that neither Lam nor Lam’s Board of Directors is making any recommendation as to whether I should tender my Eligible Options for amendment and that I must make my own decision whether to tender my Eligible Options taking into account my own personal circumstances and preferences. I understand that the amended options resulting from the amendment of my tendered Eligible Options may decline in value and may be “out of the money” when I decide to exercise those options. I further understand that past and current market prices of Lam’s common stock may provide little or no basis for predicting what the market price of Lam’s common stock will be when Lam amends my tendered option or at any other time in the future .
10. I hereby elect to participate in the Offer with respect to my Eligible Options as previously identified and I hereby tender such Eligible Options for amendment in accordance with the Offer to Amend Certain Outstanding Options I agree that the options identified are the Eligible Options I hold I agree and understand that each of the Eligible Options which I have tendered pursuant to the Offer will be amended unless I submit a new, properly completed Election Form prior to the expiration of the Offer.

11. I further understand that I will receive an Acknowledgement of Receipt of Election Form via email at my Lam email address listed below within two business days after the submission of my Election Form on the Offer website. If I have not received an Acknowledgement of Receipt of Election Form in the timeframe prescribed. I agree that it is my responsibility to confirm that Lam has received my complete submission by emailing to lam409A@lamresearch.com a copy of the Acknowledgement of Receipt of Election Form that I will have printed from this Offer website at the time I submit my Election Form online
12. I acknowledge that the Offer and the other documents and communications regarding the Offer are being delivered to me electronically. Such means of electronic delivery may include but does not necessarily include, the delivery of a link to a Lam intranet site, the delivery of a document via email or such other means of delivery specified by Lam. By executing this Election Form. I acknowledge that I have read this provision and consent to the electronic delivery of the documents. I acknowledge that I may receive from Lam a paper copy of any documents delivered electronically at no cost to me by contacting Lam by telephone or in writing using the contact information on the Instructions to this Election Form. I further acknowledge that I will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails or I do not otherwise have access to the Offer website. Similarly, I understand that I must provide Lam with a paper copy of any documents if my attempted delivery of such documents electronically fails or I do not otherwise have access to the Offer website.
13. My electronic signature is required in order to participate in this Offer. By clicking on the I AGREE button below I am agreeing to the terms of the Election Form and to the use of an electronic signature which will make my election a binding agreement between Lam and me in accordance with the terms and conditions of the Offer
Email Address: WEBDEV@SOS-TEAM.COM

Email Address:	WEBDEV@S0S-TEAM.COM

Employee ID number:	456